Urstadt Biddle Properties	Exhibit 12.1
Ratio of Earnings To Fixed Charges and Preferred Dividends

Statement Setting Forth Computation Showing the Ratio
of Earnings to Combined Fixed Charges and Preferred Dividends

	For the Nine Months Ended
	July 31,		Year Ended
	2017	2016	2016	2015	2014		2013		2012
Earnings:
Income from Continuing Operations	$27,292	$25,132	$36,031	$29,838	$29,032		$28,856		$27,490
Add: Interest Expense	9,800	9,751	12,983	13,475	10,235		9,094		9,148

Total earnings available to cover fixed charges	$37,092	$34,883	$49,014	$43,313	$39,267		$37,950		$36,638

Fixed Charges (Interest Expense Only):
Interest Expense	$9,800	$9,751	$12,983	$13,475	$10,235		$9,094		$9,148

Total Fixed Charges Including Interest Expense and Preferred Stock Dividends:
Interest Expense	$9,800	$9,751	$12,983	$13,475	$10,235		$9,094		$9,148
Preferred Stock Dividends	10,711	10,710	14,280	14,605	13,812		14,949		13,267
Allocations pursuant to EITF Topic D-42	-	-	-	-	1,870		4,233		2,027

Total Fixed Charges	$20,511	$20,461	$27,263	$28,080	$25,917		$28,276		$24,442

Ratio of Earnings to Fixed Charges	3.78	3.58	3.78	3.21	3.84	(1)	4.17	(1)	4.01	(1)
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.81	1.70	1.80	1.54	1.52		1.34		1.50

(1)	The calculation of Combined Fixed Charges and Preferred Dividends include allocations pursuant to EITF Topic D-42.